EX-99.(m)(5)

GOLDMAN SACHS TRUST II

On behalf of each of its series that has designated

a class of its shares as the “Class T Shares” thereof

Class T Distribution and Service Plan

February 2, 2017

WHEREAS, Goldman Sachs Trust II (the “Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Trust’s Board of Trustees has divided the Trust’s shares into series and classes and may create additional series and classes from time to time;

WHEREAS, the Trust has established a class of shares of beneficial interest designated as Class T Shares (the “Shares”) with respect to certain series of the Trust (each, a “Fund”);

WHEREAS, the Trust has entered into a written Distribution Agreement (the “Agreement”) with Goldman, Sachs & Co. (the “Distributor”) to act as the distributor of the Class T Shares;

WHEREAS, the Trust, on behalf of its Class T Shares, desires to adopt this Distribution and Service Plan (the “Plan”) pursuant to Rule 12b-1 under the Act; and

WHEREAS, the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of the Plan will benefit each Fund and its shareholders.

NOW, THEREFORE, the Trust, on behalf of each Fund, hereby adopts the Plan with respect to the Shares on the following terms and conditions:

1.	The Plan

(a)	The Trust, on behalf of each Fund, is authorized to compensate the Distributor for amounts expended to finance any activity primarily intended to result in the sale of Class T Shares of each Fund or the provision of personal and account maintenance services. The amount of such compensation paid during any one year shall not exceed 0.25% of the average daily net assets of a Fund attributable to such Class T Shares. Such compensation shall be calculated and accrued daily and payable monthly or at such other intervals as the Board of Trustees may determine.

(b)	Services and expenses for which the Distributor may be compensated include, without limitation: (i) marketing and promotional services including advertising; (ii) providing facilities to answer questions from prospective investors about the Funds; (iii) receiving and answering correspondence or responding to shareholder inquiries, including requests for prospectuses and statements of additional information; (iv) preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; (v) complying with federal and state securities laws pertaining to the sale of Class T Shares; (vi) such other services and obligations as are set forth in the Agreement; and (vii) payments made to or on account of the Distributor, other brokers, dealers and financial service firms that have entered into agreements with the Distributor or their respective officers, sales representatives and employees who respond to inquiries of, and furnish assistance to, shareholders regarding their ownership of Shares or their accounts or who provide similar services not otherwise provided by or on behalf of a Fund. The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons to the extent permitted under applicable law for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under this paragraph.

(c)	Appropriate adjustments to payments made pursuant to clause (a) of this paragraph 1 shall be made whenever necessary to ensure that no payment is made by the Trust on behalf of a Fund in excess of limits imposed by applicable laws or regulations, including rules of the Financial Industry Regulatory Authority, Inc.

(d)	The payment of fees to the Distributor is subject to compliance by the Distributor with the terms of the Agreement.

2.	General Provisions

(a)	This Plan shall not take effect until the Plan, together with any related agreement, has been approved by votes of a majority of both (a) the Board of Trustees of the Trust; and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Independent Trustees”) cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and any related agreements.

(b)	This Plan shall remain in effect until August 31, 2017, and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided in paragraph 2(a).

(c)	The Distributor shall provide to the Board of Trustees of the Trust and the Board shall review, at least quarterly, a written report of services and expenses provided or incurred under this Plan, and the purposes for which such services were performed and expenses were incurred.

(d)	This Plan will terminate automatically in the event of its assignment (as defined in the Act). In addition, this Plan may be terminated with respect to a Fund at any time by a vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class T Shares of such Fund.

(e)	This Plan may not be amended with respect to any Fund to increase materially the amount of compensation payable pursuant to paragraph 1 unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Class T Shares of such Fund, except to the extent that the approval of another class of such Fund is required in accordance with Rule 18f-3 under the Act, in which case the approval of a majority (as defined in the Act) of the outstanding voting securities of such class shall also be required. No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 2(a).

(f)	While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.

(g)	The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 2(c), for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

(h)	This Plan only relates to the Class T Shares of a Fund and the compensation determined in accordance with paragraph 1 shall be based upon the average daily net assets of the Fund attributable to Class T Shares. The obligations of the Trust and the Funds hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust’s property allocable to Class T Shares shall be bound. No series of the Trust shall be responsible for the obligations of any other series of the Trust.

IN WITNESS WHEREOF, the Trust (on behalf of each Fund that has designated a class of its shares as the “Class T Shares” thereof) has adopted this Plan as of the day and year first above written.

GOLDMAN SACHS TRUST II

By:	/s/ James A. McNamara
Name: James A. McNamara
Title: President of the Trust